FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	November	2003
Commission File Number	000-29898
Research In Motion Limited (Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F __________________	Form 40-F________X__________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________________	No________X__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

    .

Document 1.	Press Release dated November 3, 2003 (“Vodafone Launches Global BlackBerry Solution")	Page No 3

Document 1

[GRAPHIC OMITTED][GRAPHIC OMITTED]

FOR IMMEDIATE RELEASE

November 3, 2003

VODAFONE LAUNCHES GLOBAL BLACKBERRY SOLUTION

BlackBerry 7230 From Vodafone Incorporates Customized User Interface

Waterloo ON – Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) and Vodafone today launched Vodafone’s global BlackBerry® offering. The first product included in this offering is the BlackBerry 7230 Wireless Handheld™, which incorporates a new, customized, Vodafone branded, icon-driven menu and user interface delivering the same ease of use as Vodafone live!

Peter Bamford, Chief Marketing Officer at Vodafone, said: “A key part of our strategy is the provision of easy to use services that meet the needs of our customers. We have worked closely with Research In Motion to deliver this customized BlackBerry solution to ensure that our customers have a seamless, consistent Vodafone experience across a range of devices and service offerings.”

Jim Balsillie, Chairman and Co-CEO of Research In Motion said: “We are extremely pleased to expand our working relationship with Vodafone into new markets. The combination of RIM’s push-based BlackBerry wireless platform with Vodafone’s network expertise provides a powerful productivity solution to business users – both enterprise and individual customers alike.”

Vodafone will be offering both the BlackBerry Enterprise solution for business customers with corporate email infrastructure, or BlackBerry for small firms/individuals who either do not have a corporate email infrastructure and use Internet Service Provider email or those who wish to access multiple email accounts from a single mobile device.

The BlackBerry push architecture means email is delivered direct to the handheld mobile device and customers receive emails automatically. Customers can also read and forward email attachments from their BlackBerry handheld (including Microsoft® Word, Excel, PowerPoint and Adobe PDF).

The BlackBerry 7230 handheld features a crisp, high-resolution color screen and provides mobile professionals with wireless access to email, phone, SMS, Internet browser and organizer applications. The BlackBerry 7230 is compact and lightweight with superior battery performance, making it ideal for mobile use.

Additional features of the BlackBerry 7230 include:

o	The industry’s best combined email/data/phone experience.

o	A high-resolution color screen that supports over 65,000 colors while maintaining superior battery life.

o	Cradle-free wireless email synchronization.

o	Integrated email attachment viewing that enables users to read important email attachments from their BlackBerry handheld (including: Microsoft® Word, Excel, PowerPoint, PDF, WordPerfect, ASCII).

o	Support for international roaming (on 900/1800/1900 MHz GSM/GPRS networks) that enable mobile professionals to use one handheld while travelling with no need to change their phone number or email addresses.

o	A push-based wireless architecture that delivers messages automatically.

o	A wireless extension to existing email accounts with support for up to 10 corporate and personal email accounts from a single handheld (including: popular Internet Service Provider (ISP), Microsoft® Exchange, and/or IBM Lotus® Domino™ email accounts).

o	An easy-to-use ‘thumb-typing’ keyboard and navigation trackwheel for sending and receiving email and SMS messages on the go.

o	Backlit screen and keyboard for easy reading and typing during day or night.

o	16 MB flash memory plus 2 MB SRAM, rechargeable/removable lithium battery and Universal Serial Bus (USB) connectivity for quick battery charging.

o	A pocket-sized, lightweight and ergonomic handheld design, with an embedded RIM wireless modem and internal high performance antenna.

BlackBerry from Vodafone for enterprise customers is available this month in France, Germany, Italy, Spain, the Netherlands and the UK, with BlackBerry for individual customers becoming available in December. Details on pricing and roaming services are available from Vodafone.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

About Vodafone

www.vodafone.com/office

_________________

Media Contacts: For North America, Asia Pacific and Latin America: Courtney Flaherty Brodeur Worldwide for RIM (212) 771-3637 cflaherty@brodeur.com
For Europe: Tilly Quanjer RIM Europe 44 1784 223987 tquanjer@rim.net
Investor Contact: RIM Investor Relations (519) 888-7465, investor_relations@rim.net

To download images of the new BlackBerry 7230, please visit http://www.rim.com/news/kit/media/downloads/index.shtml.

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as "intend" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM's products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Research In Motion, RIM and BlackBerry are trademarks of Research In Motion Limited. Research In Motion and RIM are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, products and company names mentioned herein may be trademarks or registered trademarks of their respective holders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date:	November 3, 2003	By:	/s/ Angelo Loberto (Signature)
Angelo Loberto
Vice President, Finance